UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on pieces of news in the media

—

Rio de Janeiro, July 25, 2022 - Petróleo Brasileiro S.A. - Petrobras, regarding the news published in the media, confirms that it received, on 06/22/2022, a letter from the Special Secretary of the Treasury and Budget of the Ministry of Economy regarding the payment of dividends. The Company clarifies that, in its response, it informed that all the requests in the referred letter were already included in its Shareholder Remuneration Policy (Policy), approved in 2019 and improved in October 2020 and November 2021, available on the Investor Relations website and through this link.

The Company informs that its decisions on shareholder remuneration follow the legal and statutory rules, as well as are always aligned with its Policy.

Regarding the practice of quarterly remuneration, set in the Policy, in view of the financial results of the first quarter of 2022, the Board of Directors deliberated and approved the payment of dividends, as per the Press Release of 05/05/2022, whose installments were paid on 06/20/2022 and 07/20/2022.

No decision has been made yet regarding new dividend payments in 2022. The financial results of the second quarter will be disclosed on July 28, 2022, at which occasion the Board of Directors may also resolve on possible payments of dividends, in accordance with the quarterly frequency established in the Policy. All decisions will be made in line with the Policy, always respecting the principles of perenniality and financial sustainability in the short, medium and long term.

Facts deemed relevant on the subject will be timely communicated to the market.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor– 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer